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AMENDED AND RESTATED OPTION AGREEMENT

This Amended and Restated Option Agreement (the “Agreement”) is made and entered into this 18 day of April, 2002 by and among PACIFIC ATLANTIC TRADING CORPORATION INC., a corporation organized and existing under the laws of Cayman Islands, SQ GRAND CAYMAN CORP., a corporation organized and existing under the laws of Grand Cayman, INVERSIONES SQ HOLDING S.A., a corporation organized and existing under the laws of Chile, and Roberto Guzmán Lyon (collectively “Patco”), and NORSK HYDRO ASA, a corporation organized and existing under the laws of Norway (“Hydro”).

I) RECITALS AND DEFINITIONS.

     A) RECITALS.

     WHEREAS pursuant to an agreement executed on June 22, 2001 by and among Hydro and Patco (the “Option Agreement”), Hydro agreed (i) to loan USD7,000,000 to SQ Grand Cayman Corp. (“SQGC”), a subsidiary of Patco (the “SQH Loan”), and (ii) to offer to loan USD18,000,000 to Calichera Caiman (“PCOS”), a subsidiary of Sociedad de Inversiones Pampa Calichera S.A. (the “PC Loan”);

     WHEREAS pursuant to the Option Agreement, in consideration of and upon the exercise of the SQH Loan and the PC Loan, Patco agreed to grant Hydro an option to subscribe newly issued shares of SQH equal to 49% of the outstanding shares of SQH for an amount to be determined under the terms of the Option Agreement;

     WHEREAS, on June 22, 2001 the SQH Loan and the PC Loan were executed;

     WHEREAS the parties have agreed to amend, restate and replace the Option Agreement according to the terms and conditions set forth below, and consequently this Agreement is the entire and sole agreement between the parties;

     WHEREAS as a part of the agreement between the parties, on the date hereof the SQH Loan shall be repaid, and Hydro, directly or through an Affilitate, shall grant SQNH a loan in the amount of USD 6,500,000 (the “SQNH Loan”), a copy of which is attached hereto as Annex I.A (i);

     WHEREAS, on January 23, 2002, the PC Loan has been amended and a copy of such amendment is attached hereto as Annex I.A.(ii);

     WHEREAS, SQH owns 51%, and Norsk Hydro Holland B.V. owns 49%, of a recently formed company named Inversiones SQNH S.A. (“SQNH”), which the parties intend to use as the holding vehicle to carry out the provisions of this Agreement;

     WHEREAS, Hydro will maintain a minority participation in SQNH, including basic minority protection rights; and

     WHEREAS, SQH remains the controller of SQNH and NG, OB and PC through SQNH.

     NOW THEREFORE, for and in consideration of the mutual representations, warranties, covenants and agreements contained herein together with its Annexes and Schedules, and intending to be legally bound hereby, the parties hereto agree as follows:

     B) DEFINITIONS.

Except as otherwise specified herein or in the Annexes or Schedules hereto, the following capitalized terms shall have the respective meanings set forth below whenever used in this Agreement and the Annexes and Schedules hereto:

“Business Day” means any day other than a Saturday, Sunday or any day which is a legal holiday in the Republic of Chile or in Norway;

“Chilean GAAP” means Chilean generally accepted accounting principles applied on a consistent basis;

“CISA” means Cerámicas Industriales S.A, a Chilean corporation;

“CISA Purchase Agreement” shall have the meaning ascribed to it in Section 3.23;

“CLP” means Chilean pesos, the legal currency of the Republic of Chile;

“Companies” shall have the meaning ascribed to it in Section 3.3;

“Control” shall have the meaning set forth in Article 97 of the LMV;

“CSSA” means Cerámicas Santiago S.A., a Chilean corporation;

“Escrow Agreement”, means the Escrow Agreement attached as Annex VII(c) hereof;

“Exchange Rate” means the exchange rate obtained by Hydro when converting USD into CLP under DL 600 in order to fund the SQNH Capital Increase;

“Florencia” means Porcelanas Florencia S.A. a closed corporation organized under the laws of Chile;

“Hydro Holland” means Norsk Hydro Holland B.V., a wholly owned subsidiary of Hydro incorporated in The Netherlands, including any branch that Norsk Hydro Holland B.V. may register in Chile for purposes of holding its interests in SQNH;

“Julio Ponce Personal Guarantee”, means the guarantee (codeuda solidaria) granted by Mr. Julio Ponce Lerou in order to secure Patco’s obligations, the seriousness and effectiveness of its representations and warranties and the payment of any indemnities

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contained in this Agreement evidenced by means of public deed dated June 22, 2001, as amended and ratified by means of public deed of this date, both, granted in Notary of Santiago of Mr. José Musalem Saffie, copies of which are attached to this Agreement as Annex I.B(i);

“Lien” means with respect to any asset, any mortgage, lien, pledge, charge, security interest, claim, option, limitation, restriction, or similar encumbrance in respect of such asset;

“LMV” means the Chilean Law N° 18.045, Ley de Mercado de Valores;

“LSA” means the Chilean Law N° 18.046, Ley de Sociedades Anónimas;

“Net Financial Adverse Effect” or “NF” means, with respect to any application within the representations and warranties made by Patco, a consolidated adverse financial effect in SQNH with an impact greater than USD1,500,000 on the shareholders’ equity in SQNH according to Chilean GAAP. No Net Financial Adverse Effect may be caused, or contributed to, by a change in the market value of the assets and liabilities of each of SQNH, NG, OB, PC and SQM due solely to a change in the prevailing interest rates or fluctuations in the stock markets;

“NG” means Norte Grande S.A., a publicly traded corporation organized under the laws of Chile and listed on the Santiago Stock Exchange;

“NG Share Price” shall have the meaning ascribed to it in Section 2.4(b);

“NG Stock Purchase Agreement” means the stock purchase agreement to be entered between SQNH and SQH in respect of all the shares of NG owned by SQH, which amount to 10.833.556.317 shares, representing 82.98% of the share capital of NG, which shall be substantially on the terms and conditions contained in Annex I.B(iii);

“NG Pledge” means the pledge over shares in NG to be granted by SQNH in favor of Hydro Holland on the shares acquired under the NG Stock Purchase Agreement, substantially on the terms and conditions contained in Annex I.B.(iv);

“Non Core Assets” means (i) the shares PC owns, directly and/or indirectly in CISA (ii) the shares PC owns, directly and/or indirectly in Florencia, and (iii) the shares NG owns directly and/or indirectly in CSSA;

“OB” means Sociedad de Inversiones Oro Blanco S.A., a publicly traded corporation organized under the laws of Chile and listed on the Santiago Stock Exchange;

“PC” means Sociedad de Inversiones Pampa Calichera S.A., a publicly traded corporation organized under the laws of Chile and listed on the Santiago Stock Exchange;

“PCOS” means Calichera Caiman, an offshore subsidiary of PC;

“Person” means an individual, a legal entity (including without limitation a corporation, a partnership, a limited liability company, a sociedad de responsabilidad limitada, a sociedad

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anónima, a trust or an unincorporated organization), or a government or any agency or political subdivision thereof.

“Shareholders Agreement” means the agreement between SQH and Hydro Holland attached hereto as Annex I.B(v), as may be amended from time to time;

“SQH” means Inversiones SQ Holding S.A. a Chilean corporation, and a wholly owned subsidiary of SQGC;

“SQM” means Sociedad Química y Minera de Chile S.A. a publicly traded corporation organized under the laws of Chile and listed on the Santiago Stock Exchange and the New York Stock Exchange;

“SQNH” means Inversiones SQNH S.A. a Chilean closed corporation owned 51% by SQH and 49% by Hydro Holland;

“SQNH Capital Increase” shall have the meaning ascribed to it in Section 2.2(b) herein;

“SQNH Loan” shall have the meaning ascribed to it in Section 2.3(a) herein;

“SQNH Pledge” means the pledge over 1,912,442 shares of SQNH granted on the date hereof by SQH, in favor of Hydro, substantially on the terms and conditions contained in Annex I.B (vi);

“Subsidiaries” means the subsidiaries Controlled by any of the Companies;

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any income tax, stamp tax, real estate taxes, tax on assets or value added tax, capital gains tax, business license tax (“patente municipal”), custom duties, and any other taxes, duties or contributions, including any tax to be withheld by each of the Companies and any “Pagos Provisionales Mensuales”, or any tax arising out of the transactions contemplated by this Agreement together with any interest or any penalty, addition to tax or additional amount imposed by any governmental or municipal authority (domestic or foreign) responsible for the imposition of any such tax (a “Taxing Authority”).

“USD” means United States dollars;

II) THE TRANSACTION.

2.1. Introduction.

As indicated in the Recitals above, the parties have amended the original terms and conditions of the Option Agreement, which new terms and conditions are set forth in this Agreement, which substitutes and replace the Option Agreement.

Under the terms of this Agreement, the parties have agreed to carry out the transactions contemplated herein by ways of participating in SQNH with a 49/51 ownership proportion of Hydro Holland and SQH, respectively. SQNH shall acquire from SQH all the shares SQH owns in NG, and, subsequently, SQH shall propose

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and vote to cause SQNH, NG and OB to participate in successive capital increases in their respective subsidiaries as described herein. Additionally, SQH shall propose and vote to cause the shareholders meeting of OB to approve the sale to Hydro Holland of shares in PC for an amount of USD 6 million based on the following conditions: (i) the actual transfer price shall be denominated in CLP equivalent to USD 6 million based on application of the Exchange Rate and (ii) the purchase price per share shall be equal to the subscription price per share paid by OB at the foreseen preceding capital increase in PC.

As also indicated in the Recitals above, the execution of the transaction under the amended and restated terms of this Agreement implies the performance by the parties of the following actions and obligations:

2.2. SQNH Capital Increase.

(a)	According to its bylaws, the capital of SQNH is CLP 1.000.000, divided into 100 shares of the same series, of which 51 are owned by SQH and 49 by Hydro Holland, fully subscribed and paid-in.

(b)	The shareholders of SQNH shall agree to increase the capital of the company to the total amount of the equivalent in CLP to USD 58,163,265 (the “SQNH Capital Increase”), which is evidenced in the form of minutes of an extraordinary shareholders meeting of SQNH attached hereto as Annex 2.2.(b).

(c)	SQH and Hydro Holland shall subscribe and pay for newly issued shares of the capital stock of SQNH equal to 51% for SQH and 49% for Hydro Holland. The number of shares to be subscribed by each party will be determined by the placement price agreed upon by the SQNH shareholders and the amount of CLP effectively obtained by Hydro when converting USD 28,500,000 to CLP under the DL 600 (Foreign Investment Statute).

(d)	The parties acknowledge that SQH will pay its corresponding part of the subscription of the SQNH shares, from the proceeds of the execution of the NG Stock Purchase Agreement, as defined in Section 2.4 below.

(e)	After completion of the above-described capital increase of SQNH its capital stock shall be owned by SQH in a 51% proportion and by Hydro Holland in a 49% proportion.

(f)	The parties agree that the purpose of the SQNH Capital Increase shall be, inter alia, to fund the transfer of all the shares of NG owned by SQH to SQNH, who will be the new vehicle through which SQH will maintain the control of NG.

(g)	The relationship between the parties shall be governed in accordance with the by-laws of SQNH and by the Shareholders Agreement.

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2.3. The SQNH Loan.

(a)	Simultaneously with the payment of the SQNH Capital Increase, Hydro shall grant SQNH a loan in the amount of USD 6,500,000, substantially on the same terms and conditions set forth in Annex 2.3 (the “SQNH Loan”);

(b)	Simultaneously with the execution of the SQNH Loan and the NG Stock Purchase Agreement, SQNH shall execute the NG Pledge.

2.4. NG Stock Purchase Agreement.

(a)	The parties agree that simultaneously with the disbursement of the SQNH Loan, SQNH and SQH shall enter into the NG Stock Purchase Agreement.

(b)	After payment of Hydro’s part of the SQNH Capital Increase, plus disbursement of the SQNH Loan, SQNH shall have a cash balance approximately equivalent to USD 35 million, which amount it shall use to pay part of the purchase price under the NG Stock Purchase Agreement, which shall be the equivalent in CLP to USD 47,163,265, calculated using the Exchange Rate (the “NG Share Price”) payable upon execution of the NG Stock Purchase Agreement.

2.5. Use of funds by SQH.

The parties agree and SQH commits to, simultaneously with the receipt of the payment of the NG Share Price, to use the proceeds of such payment as follows:

(a)	to pay its corresponding part of SQNH Capital Increase, in an amount in CLP equivalent to USD 29,663,265 using the Exchange Rate;

(b)	to pay USD10.5 million of SQH’s debt to its creditors in the amounts contained in Annex 2.5(b);

(c)	to pay, directly or indirectly to Hydro an amount of USD7 million as repayment of the principal of the SQH Loan, plus interest thereon.

2.6. Use of Funds and Capital Increases at NG, OB and PC levels.

(a)	The parties agree that within 10 days after the date hereof, Patco shall cause SQNH to initiate a process to cause the capitalization of NG, OB and PC, in the amounts and according to the procedure described below.

(b)	Within the time frame indicated above, each of SQNH, NG and OB, shall cause the board of directors of NG, OB and PC, respectively, to call extraordinary shareholders meetings to be held as soon as legally and practicably possible and in no case later than 30 days after the date each board adopt the resolutions to call such meetings in each of NG, OB and PC to decide capital increases in the amounts that for each of said companies is contained in Annex 2.6(b). The proposals of the boards shall consider that the resolution of the shareholders regarding the capital increases shall require that the shares shall be paid simultaneously with its subscription and that if after the time period agreed to subscribe and pay such capital increases (which shall not exceed 30 days as of the date of registration of the share issuance in the Securities Registry held by

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the Superintendency of Securities and Insurance) there is a remainder of non-subscribed and therefore unpaid shares, the capital of such company shall be automatically reduced to the effectively subscribed and paid-in capital by the sole operation of law.

(c)	It is also an undertaking of the parties, that in respect of NG, OB and PC, parts of the proceeds received by these companies as a consequence of the capital increases shall be used to pay certain debts, as indicated in Annex 2.6(c).

(d)	The parties also agree that OB shall only subscribe the shares issued in the capital increase of PC that correspond to its respective preemptive rights.

2.7. Purchase of PC Shares by Hydro.

(a)	The parties agree that, after OB has subscribed and paid for the shares it is entitled to subscribe in the capital increase of PC, it shall sell to Hydro Holland shares of PC in the amounts and according to the terms and conditions set forth in Section 2.1 herein.

(b)	For purposes of the above, simultaneously with the execution of the relevant subscription agreement by OB, Hydro Holland and OB shall enter into a promise to purchase agreement, in respect of the shares referred in (a) above. The PC Promise Agreement shall contemplate that the purchase price of the shares promised to buy, shall be paid at the time of the execution of the PC Promise Agreement, in cash and that the promise is subject only to a term not to exceed 5 Business Days.

(c)	For these purposes, Patco shall propose and vote to cause that the shareholders and the board of directors of OB specifically approve the sale of the above-mentioned shares to Hydro Holland.

III) REPRESENTATIONS AND WARRANTIES OF PATCO.

Patco hereby represents and warrants to Hydro as of the date hereof that in respect of each of Pacific Atlantic Trading Corporation, Inc. (“Patco, Inc.”), SQGC, SQH, SQNH, NG, OB, PCOS and PC, that:

3.1.	Corporate Existence and Power. Patco, Inc., SQGC and SQH have been duly incorporated and are validly existing as corporations under the laws of their respective jurisdictions and have all corporate powers required to carry on its business as now conducted.

3.2.	Ownership of Shares. (i) SQGC is the owner of all but one of the shares of SQH, free and clear of any Lien (ii) SQH is the owner of 82,98% of the shares of NG; (iii) NG is the owner of 66,88% of the shares of OB; (iv) OB is the owner of 62,87% of the series “A” shares of PC and of 81.31% of the series “B” shares of PC, which aggregates to 64.55% of the total capital of PC; (v) NG is the owner of 39,99% of CSSA; (vi) PC is

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the direct and indirect owner of 40,25% of the shares of CISA and of 39,11% of the shares of Florencia.

Patco has undertaken the obligation to cause OB to increase its participation in PC up to 64,55%, by means of acquiring 10.233.040 additional Series B shares of PC, at market price. Patco represents that this acquisition will trigger the obligation for OB to do a tender offer for the remaining of the Series B shares of PC under art. 69 ter. of the LSA and that even if OB ends up being the owner of 100% of the series B shares of PC it will not exceed 2/3 of the total capital of PC and that therefore no additional obligations will be triggered under Art. 69 ter. of the LSA.

3.3.	Good Standing. Each of SQNH, NG, OB, PCOS and PC (collectively, “the Companies”) (i) has been duly incorporated and is validly existing and in good standing under the laws of its respective country of incorporation; (ii) has all corporate powers required to own and operate its properties and to carry on its business as now conducted; (iii) has all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted (“Licenses”) and to the best knowledge of Patco no notice of revocation, suspension or modification of any of those Licenses has been received nor is any such revocation, suspension or modification threatened; (iv) the copies of the estatutos of each of the Companies attached in Schedule 3.3 (iv) to this Option Agreement, are accurate and complete copies of the estatutos of each of the Companies; (v) no changes to any such estatutos are pending or are envisaged to be required to be made to them except as provided in this Agreement; (vi) has complied with and is not in violation of any of the provisions of its certificate of incorporation or estatutos or the applicable laws and regulations of the Republic of Chile and the Cayman Islands, as the case may be; and (vii) except as provided on Schedule 3.3 (vii) there are no Liens on the shares of: SQNH owned by SQH, NG owned by SQNH, OB owned by NG, PC owned by OB, SQM owned by PC, CSSA owned by NG, CISA owned by PC and Florencia owned by PC (collectively the “Shares”).

3.4.	Corporate Authorizations. The execution, delivery and performance by Patco of this Agreement and the consummation by Patco of the transactions contemplated hereby are within Patco’s corporate powers and have been or will be duly authorized by all necessary corporate action on the part of Patco. This Agreement constitutes a valid and binding agreement of Patco, enforceable against Patco in accordance with its terms, subject to the effect of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditor’s rights generally. Patco also represents that all necessary resolutions have already been validly adopted at shareholder’s meetings of NG, OB and PC pursuant to Article 10 Transitory of law 19,705.

3.5.	Governmental Authorization. Other than the notices to be given to the Superintendencia de Valores y Seguros of Chile, to the Chilean stock exchanges and /or to the Securities and Exchange Commission and the New York Stock Exchange in the United States, the execution, delivery and performance by Patco of this Agreement does not require any approval of, authorization by, notification to, or filing with, any governmental body, agency, official or authority on the part of Patco.

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3.6.	Non-Contravention. The execution, delivery and performance by Patco of this Agreement does not (i) contravene or conflict with the estatutos of each of the members of Patco or each of the estatutos of the Companies; (ii) contravene or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Patco or each of the Companies; (iii) require any consent by any third party under, constitute a default under, or give rise to any right of termination, cancellation of any obligation of each of the Companies under any contract or other written instrument binding upon each of the Companies or any license, franchise, permit or other similar authorization held by each of the Companies; (iv) result in the creation or imposition of any Lien on any asset of each of the Companies; and/or (v) contravene with any preemptive rights or rights of first refusal regarding any of the Shares.

3.7.	Capitalization. As of the date hereof:

(a)	The authorized capital of each of the Companies is what is stated in Schedule 3.7 (a);

(b)	Except as stated in Schedule 3.7.(a), all outstanding shares of capital stock of each of the Companies have been duly authorized, subscribed for, validly issued, duly registered and fully paid-in, and there are no outstanding (i) securities of each of the Companies convertible into or exchangeable for shares of capital stock or voting securities of each of the Companies; (ii) options or other rights, to acquire from each of the Companies, or other obligation of each of the Companies to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of each of the Companies (the items in clauses (i) and (ii) above being referred to collectively as the “SQNH, NG, OB, PC and PCOS Securities”); (iii) SQNH, NG, OB, PC and PCOS Securities encumbered with any Lien, other than what is listed in Schedule 3.7.(b); (iv) options or other rights of any third parties with respect to non-subscribed securities of each of the Companies; nor (v) obligations for each of the Companies to repurchase, redeem or otherwise acquire any capital stock.

3.8.	Financial Statements. The September 31, 2001 audited financial statements (and any subsequently published audited or unaudited financial statements) of each of the Companies have been prepared in accordance with Chilean law and Chilean GAAP. Such audited financial statements are true, accurate and complete representations of the assets, liabilities, financial position, state of affairs, and the results of operation for the periods then ended.

3.9.	Debt Structure. As of September 31, 2001, the debt of the Companies and their Subsidiaries was as specified in Schedule 3.9.

3.10.	Absence of Certain Changes. Except as indicated in Schedule 3.10, since May 21, 2001, each of the Companies and their Subsidiaries has conducted its operations, business and affairs prudently and in the ordinary and usual course of its business and there has not been:

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(i)	any change in the financial condition, properties, business, or results of the operations on each of the Companies, that individually or in the aggregate has, have or may have a Net Financial Adverse Effect;

(ii)	any disposal of, or agreement to dispose of, any asset other than in the ordinary course of trading, nor for an amount which is lower than book value or an open market arm’s length value, whichever is higher; and

(iii)	any acquisition of, or agreement to acquire, any asset for an amount which is higher than open market arm’s length value.

Without limiting the generality of the foregoing, since May 21, 2001, Patco has not:

(a)	changed SQH’s certificate of incorporation or by-laws or merged or consolidated or obligated itself to do so with or into any other entity;

(b)	created, incurred or assumed any liability or obligation for borrowed money; except in the ordinary course of business;

(c)	assumed or guaranteed any liability or responsibility (whether directly, contingently or otherwise) for the obligations of any third party;

(d)	declared or made any payment of dividends or other distributions upon or in respect of any shares of its capital stock, or purchased, retired or redeemed, or obligated itself to purchase, retire or redeem, any of its shares of capital stock or other securities;

(e)	sold, transferred, leased, mortgaged, pledged or agreed to sell, transfer, lease, mortgage or pledge or otherwise disposed of or agreed to dispose of any of its assets or canceled or agreed to cancel any debts or claims except in the ordinary course of business except the Non Core Assets;

(f)	terminated or received any notice of termination of any contract, lease, license or other agreement except in the ordinary course of business;

(g)	made any increase in the rate of compensation, commission, bonus or other direct or indirect remuneration payable to any director, officer or key employee other than increases occurred in the ordinary course of business;

(h)	made any capital expenditures or capital additions or betterment in excess of an aggregate of USD 2 million;

(i)	entered into any transaction, contract or commitment which is material except for (i) those entered into, in the ordinary course of business, (ii) capital expenditures permitted under subparagraph (j) below or (iii) transactions contemplated or permitted by this Agreement;

(j)	issued any shares of capital stock of SQH or securities convertible into capital stock of SQH other than as contemplated under this Agreement;

(k)	granted any options to acquire capital stock of SQH or its subsidiaries;

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(l)	changed SQH’s method of accounting;

(m)	settled any arbitration, proceeding, litigation or other claim other than the payment, discharge or satisfaction in the ordinary course of business; or

(n)	made any Tax election or entered into any settlement or compromise of any Tax liability other than in the ordinary course of business.

3.11.	There are, other than those required by law, no employment, deferred compensation, severance, retirement or other similar agreements entered into with any director or officer of the Companies or their Subsidiaries.

3.12.	Properties.

(i)	Each of the Companies and each of the Subsidiaries has good and marketable title to all of its material tangible assets (all of such assets being adequately insured against any and all customary risks), or in the case of leased property have valid leasehold interests in, all property and assets (whether real or personal, tangible or intangible) material to the business of each of the Companies, and the accounts making adequate provisions or reserves for, or disclose, all liabilities (including contingent and disputed liabilities), indicating clearly which of those liabilities are not provided or reserved for;

(ii)	There are no Liens, nor has any of the Companies or any of the Subsidiaries, agreed to create any Liens, over any part of its undertakings or assets material to the business of each of the Companies or the Subsidiaries other than those disclosed in Schedule 3.12;

3.13.	Litigation. There is no action, suit, investigation or proceeding pending, or to the knowledge of Patco, threatened in writing, against any of the Companies or Subsidiaries before any court, arbitrator or governmental authority, which would have a Net Financial Adverse Effect;

3.14.	Material Contracts.

(a)	Except as disclosed in Schedule 3.14 (a) or as may be entered into in the ordinary course of the business conducted by each of the Companies or Subsidiaries, none of the Companies or Subsidiaries is a party to:

(i)	any contract or series of contracts related to the same matter for the purchase of materials, supplies, goods, services, equipment or other assets providing for annual payments by any of the Companies or Subsidiaries of USD 500,000 or more (or the equivalent thereof in other currencies);

(ii)	any agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) material to any of the Companies or Subsidiaries;

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(iii)	any agreement or contract the existence of which would reasonably be expected to have a Net Financial Adverse Effect.

(b)	Each agreement, contract and commitment to which any of the Companies or Subsidiaries is a party disclosed in any Schedule to this Agreement is in full force and effect, and to the knowledge of Patco none of the Companies or their Subsidiaries is in default or breach in any material respect under the terms of any such agreement, contract or commitment which would reasonably be expected to have a Net Financial Adverse Effect;

3.15.	Compliance with Laws. None of the Companies or their Subsidiaries is in violation of any applicable laws, statutes, ordinances, regulations or regulatory orders.

3.16.	Trademarks. (a) No activities of any of the Companies or their Subsidiaries infringe any trademark or other intellectual property rights of any third party and no notice of any claim has been received by Patco or any of the Companies or their Subsidiaries in respect of such infringements

3.17.	Taxes. (a) All Tax-returns, statements, reports and forms (collectively Companies Returns”) required to be filed with any Taxing Authority by each of the Companies have been filed; (b) all information provided in the Companies Returns is true, correct and complete in all material respects; (c) all Taxes shown as due and payable on the Companies’ Returns that have been filed have been timely paid, or provision therefore has been duly made, and (d) there is no claim, audit, action, suit, proceeding, or investigation now pending or threatened against any of the Companies in respect of any Tax.

3.18.	Environmental Matters. None of the Companies are in violation of any applicable environmental laws and regulations, as per Chilean standards.

3.19.	Finders’ Fees. No investment banker, broker, finder or other intermediary has been retained by or is authorized to act on behalf of Patco or any of the Companies who is entitled to any fee or commission from Hydro or Hydro Holland upon consummation of the transactions contemplated by this Agreement.

3.20.	Complete Information. Patco declares that they have supplied to Hydro all information and data with respect to SQH and the Companies and have omitted or withheld none of the information or data, which Patco reasonably ought to have supplied to Hydro in order to enable the latter to form a correct opinion on the desirability of the subscription of the shares of SQNH and the purchase by SQNH of the NG Shares.

3.21.	Confidential Information. Neither Patco nor SQNH or their subsidiaries have provided, and they shall not provide, any information deemed confidential or privileged of NG, OB or PC unless there is a direct interest in the relevant deal or matter, or has a satisfactory indirect interest such as guarantor of the obligation of another party or in any other way, in which cases, the delivery of information shall be decided by the competent board or shareholders’ meeting, as required by applicable law.

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3.22.	SQM Warranty. In respect of SQM, Patco hereby represents and warrants to Hydro that, as of the date hereof, the annual report of SQM as filed with the SVS and SEC does not contain any misstatement of a material fact or omit to state any material fact necessary to be stated under the circumstances.

3.23.	Sale of CISA. Patco hereby represents and warrants to Hydro that, as of the date hereof, PC, either directly or through any other Person, has irrevocably and validly entered into a binding and enforceable agreement with Cementos Bío Bío S.A., for the sale to Cementos Bío Bío S.A. of all the shares PC owns, directly and/or indirectly, in CISA, which agreement provides for an aggregate purchase price in the amount of USD 25,150,000, payable on or before September 26, 2002 (the “CISA Purchase Agreement”). Patco also represents and warrants that, any conditions precedent, if any, included in the CISA Purchase Agreement for the enforceability of the obligations arising therefrom, have been duly and irrevocably fulfilled.

IV)	REPRESENTATIONS AND WARRANTIES OF HYDRO.

Hydro hereby represents and warrants to Patco as of the date hereof that:

4.1.	Corporate Existence and Power. Hydro (i) has been duly incorporated and is validly existing as a corporation organized under the laws of Norway; (ii) Hydro has all corporate powers to carry on its business as now conducted, (iii) Hydro has all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

4.2.	Corporate Authorization. The execution, delivery and performance by Hydro of this Agreement and the consummation by Hydro of the transactions contemplated hereby are within Hydro’s corporate powers and have been or will be duly authorized by all necessary corporate action on the part of Hydro. This Agreement constitutes a valid and binding agreement of Hydro, enforceable against Hydro in accordance with its terms, subject to the effect of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally.

4.3.	Governmental Authorization. To the knowledge of Hydro, the execution, delivery and performance by Hydro of this Agreement does not require any approval of, or filing with, any governmental body, agency, official or authority on the part of Hydro or any of its subsidiaries other than those required in similar transactions of this nature.

4.4.	Non Contravention. The execution, delivery and performance by Hydro of this Agreement does not and will not (i) contravene or conflict with the certificate of incorporation or by-laws of Hydro, (ii) contravene or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon Hydro or (iii) require any consent or other action by any third party under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Hydro under, any agreement or other instrument binding upon Hydro or any of its affiliates or any license, franchise, permit or other similar authorization held by Hydro or any of its affiliates.

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4.5.	Finders’ Fees. No investment banker, broker, finder or other intermediary has been retained by or is authorized to act on behalf of Hydro who is entitled to any fee or commission from Patco or any of their affiliates upon consummation of the transactions contemplated by this Agreement.

4.6.	Litigation. There is no action, suit, investigation or proceeding pending, or to the knowledge of Hydro threatened, against Hydro before any court, arbitrator or governmental authority which seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

V) COVENANTS OF PATCO.

5.1.	Amendment of Bylaws. At the date hereof, the parties shall amend the by-laws of SQNH, in order to provide that the sale of shares in NG shall be decided by the unanimous proposal and resolution of the board of directors and by a shareholders meeting adopted by all the issued shares with voting rights, to the fullest extent permitted by applicable law and without prejudice to the legal right of minority shareholders owning the required number of shares to request the board to call a shareholder’s meeting in order to resolve on this matter.

As soon as practicably possible but in no case later than 10 days after the date hereof, Patco shall cause the board of NG to call a shareholders meeting to adopt the amendment of the bylaws of NG, in order to provide, if such meeting so decides, that the sale of its interest in OB shall require a unanimous proposal and resolution of the board of directors and be decided by the shareholders meeting through a resolution adopted by two thirds of the issued shares with voting rights, according to the interest of NG, to the fullest extent permitted by applicable law and without prejudice to the legal right of minority shareholders owning the required number of shares to request the board to call a shareholder’s meeting in order to resolve on this matter. The same procedure shall apply for the purpose of granting a power of attorney regarding the sale of such shares. Patco, to the extent permitted by applicable law, and acting in the best interest of NG, shall cause such decisions to be made.

Within the same term indicated in the preceding paragraph, Patco shall cause the board of OB to call a shareholders meeting to adopt the amendment of the bylaws of OB, in order to provide, if such meeting so decides, that the sale of its interest in PC shall require a unanimous proposal and resolution of the board of directors and be decided by the shareholders meeting through a resolution adopted by two thirds of the issued shares with voting rights, according to the interest of OB, to the fullest extent permitted by applicable law and without prejudice to the legal right of minority shareholders owning the required number of shares to request the board to call a shareholder’s meeting in order to resolve on this matter. The same procedure shall apply for the purpose of granting a power of attorney regarding the sale of such shares. Patco, to the extent permitted by applicable law, and acting in the best interest of OB, shall cause such decisions to be made.

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Within the same term, Patco shall cause the board of PC to call a shareholders meeting to adopt the amendment of the bylaws of PC, in order to provide, if such meeting so decides, that the sale of its interest in SQM shall require a unanimous proposal and resolution of the board of directors and be decided by the shareholders meeting through a resolution adopted by two thirds of the issued shares with voting rights, according to the interest of PC. The same procedure shall apply for the purpose of granting a power of attorney regarding the sale of such shares. Patco, to the extent permitted by applicable law, and acting in the best interest of PC, shall cause such decisions to be made.

5.2.	Capital Contributions. Upon completion of each of the capital subscriptions by Hydro and SQH, SQNH shall use the proceeds in accordance with Article II). For these purposes SQNH, NG and OB shall cause the respective board of directors and shareholders meetings of NG, OB and PC to adopt all necessary resolutions in order to perfect the obligations contained in this Agreement, including but not limited to amendment of by-laws, subscription of capital increases and payment of indebtedness.

5.3.	Obligation to purchase additional Series “B” PC Shares.

Patco undertakes to cause OB to increase its participation in PC up to 64,55%, by means of acquiring 10.233.040 additional Series B shares of PC, at market price.

5.4	Shareholders Agreement. At the date hereof, SQH shall execute the Shareholders Agreement.

5.5.	Appointment of Hydro Directors. Within the same term provided for in Section 5.1, the boards of directors of NG, OB and PC shall elect as director of NG, OB and PC, respectively, a Person designated by Hydro for each of these companies. For this purposes, and in the same board meeting of NG, OB and PC that shall call a shareholders meeting to adopt the amendment of its relevant by-laws as required by Section 5.1., a director of each of NG, OB and PC shall voluntarily resigned, and shall be immediately replaced, as provided for by Article 32 of the LSA, by the Person designated by Hydro for the relevant board. Patco undertakes to take all such measures necessary to ensure that such Person designated by Hydro shall be elected as Director of NG, OB and PC in the manner set forth in this Section.

5.6.	Penalties.

(a)	In the event Patco, and/or any of the Companies, commits a breach of its obligations under this Article V), or commits a material breach of any of its other obligations under this Agreement (other than a breach of the representations and warranties set forth in Section 3.23, to which paragraph (b) below shall apply), and, if any such breach is capable of remedy, fails to remedy the breach within twenty (20) days of being specifically required in writing to do so by Hydro (to the address and in the manner provided for by Section 8.3), then Hydro shall be entitled to receive a penalty in the amount of USD2,000,000. This penalty is not exclusive in nature, and does not exclude other penalties or actions in damages that the law, equity or another source may contemplate, either expressly or otherwise. In such an event, the penalty set forth in this

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Section shall be cumulative and shall be added to each and every one of the other applicable penalties or actions, including any action in damages (acción de indemnización de perjuicios) applicable under Chilean Law. A choice of any of the actions by Hydro does not constitute a waiver thereby of the right to pursue the application of any of the other penalties or actions available. In any event, Hydro shall have the right to seek specific performance of the obligation that was not complied with, to the extent such specific performance is legally and materially possible.

(b)	(i)	In the event Pacto, and/or any of the Companies, commits a breach of the representations and warranties set forth in Section 3.23 in terms that, PC does not receive the total purchase price provided for the CISA Purchase Agreement before September 26, 2002, then Hydro shall be entitled to receive a penalty in the amount of USD2,931,500, provided however that if the purchase price under the CISA Purchase Agreement is received by PC on a later date, the above mentioned penalty shall be refunded by Hydro to Patco within 10 business days as of the date of effective payment of such purchase price.

	(ii)	If the CISA Purchase Agreement is terminated or breached by the purchaser and CISA is sold to a third party, or if the purchase price under the CISA Purchase Agreement is reduced, then Hydro shall refund Patco an amount of the penalty to be determined as follows, and that in no event can exceed the amount of the penalty of USD2,931,500:

(PP – USD18 million) x 0.41 Where PP = CISA Purchase Price

The amount to be refunded under this Section 5.6(b)(ii) shall be paid within 10 business days as of the date of actual payment of the price to PC.

VI) COVENANTS OF HYDRO.

6.1.	Change of Guarantor. Hydro undertakes to agree that upon the execution of the NG Stock Purchase Agreement and the Shareholders Agreement and the fulfillment of the obligation to amend the by-laws of the Companies in accordance with Section 5.1 above, Hydro shall consent to SQNH becoming the guarantor of any debt of NG, OB, PC and PCOS and Subsidiaries, currently guaranteed by Mr. Julio Ponce Lerou, subject to the consent of the creditors with respect to such debt and the release of Mr. Julio Ponce Lerou from such guarantees.

VII) GUARANTEES.

It has been material for Hydro for entering into this Agreement that in order to guarantee the effectiveness and seriousness of the representations and warranties made by Patco under Article III) above and the fulfillment of the obligations assumed by Patco under this Agreement, that the following guaranties are granted:

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(a)	The SQNH Pledge;

(b)	Julio Ponce Personal Guarantee. In his capacity as the beneficial owner of SQH, Mr. Julio Ponce Lerou personally guarantees the obligations of Patco with respect to the representations and warranties of Patco set forth in Article III) hereof and the obligations of Patco under this agreement; and

(c)	An Escrow Account for USD1,000,000. At the date hereof, Patco has delivered to a Public Notary one endorsable and automatically renewable 6 months term deposit for the amount of USD1,000,000, with instructions to the notary to deliver such deposit under the terms of the Escrow Agreement, which is attached hereto as Annex VII (c).

The above referred guarantees will last for 3 years from the date of execution of this Agreement.

VIII) GENERAL PROVISIONS.

8.1.	Amendment and Waiver. This Agreement may be amended, supplemented or modified only by written instruments duly executed by or on behalf of each party hereto. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

8.2.	Assignment. Neither party may assign its rights and obligations to any third party without the other party’s consent, with the exception that Hydro may freely assign, wholly or partly, its rights and obligations hereunder to a subsidiary, which shall be authorized to exercise the rights hereunder only to the extent that it is fulfilling its obligations. Any assignee shall abide by the terms of this Agreement and shall declare to be bound by any pending obligations of the assignor arising herefrom.

8.3.	Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been given only if delivered personally or by facsimile or mailed (first class postage prepaid or by air courier) to the intended recipient at the address for notices specified below its name on the signature pages hereof.

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice,

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request or other communication is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.

If to Patco:	Pacific Atlantic Trading Corporation Inc.
Paulino Alfonso 331
Santiago, Chile
Attn.: Felipe García-Huidobro Mac-Auliffe

Cc:	Roberto Guzmán Lyon, Esq,
Moneda 920, Of. 705.
Santiago, Chile

If to Hydro:	Norsk Hydro ASA
Legal Department
0240 Oslo, Norway
Attn.: Mr. Lars Lothe

8.4.	Publicity. Hydro and Patco will consult with each other upon any press releases or public announcements pertaining to the transactions contemplated by this Agreement and shall not issue any such press releases or make any such public announcements before such consultation and agreement, except as may be required by applicable law in which case the party proposing to issue such press release or make such public announcement shall use all reasonable efforts to consult in good faith with the other party before any such issuance or announcement.

8.5.	Confidentiality. Each party hereto agrees to keep information obtained by it pursuant hereto confidential in accordance with such party’s customary practices and agrees that it will only use such information in connection with the transactions contemplated by this Agreement and not disclose any of such information other than (a) to such party’s employees, representatives, attorneys, auditors, agents or affiliates who are advised of the confidential nature of such information, (b) to the extent such information presently is or hereafter becomes available to such party on a non-confidential basis and without a breach of a similar confidentiality obligation from any source or such information that is in the public domain at the time of disclosure, (c) to the extent disclosure is required by Law (including applicable securities Laws), regulations, subpoenas or judicial order or process (provided that notice of such requirement or order shall be promptly furnished to the other party unless such notice is legally prohibited), (d) to transferees or prospective transferees who agree to be bound by the provisions of this Section, (e) to the extent required in connection with any litigation between any parties hereto with respect to this Agreement or (f) with the other party’s prior written consent.

8.6.	Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of Chile.

8.7.	Arbitration. The parties shall endeavor to resolve any controversy, claim or dispute arising between them out of or relating to this Agreement including without limitation,

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the interpretation of any provision thereof or the breach, termination or invalidity thereof (a “Dispute”), by discussions in good faith in a spirit of mutual good will, and that, if necessary, a meeting of senior management of the parties shall be convened if the Dispute is not solved amicably within thirty (30) days of the Dispute arising.

If any of such Disputes cannot be resolved within forty five (45) days as of the date the Dispute arose, then such Dispute shall be exclusively and finally settled by arbitration. It is specifically understood and agreed that any Dispute may be submitted to arbitration irrespective of the magnitude thereof, the amount in controversy or whether such Dispute would otherwise be considered justifiable or ripe for resolution by a court. Only if the panel is already established, it is specifically agreed that any legal action, including the filing of any precautionary actions (medidas precautorias), pre-judicial actions (medidas prejudiciales) shall be known and resolved by the arbitral tribunal, as appointed hereinbelow.

Unless the parties agree otherwise, the arbitration shall be conducted in accordance with the Rules of Arbitration of the International Chamber of Commerce (“ICC”) as in effect on the date of this Agreement, except to the extent such rules conflict with the provisions of this arbitration section in which event the provisions of this section shall control.

The arbitration shall be conducted in the Spanish language, provided that, any witness whose native language is not Spanish may give testimony in English or Norwegian, with simultaneous translation into Spanish. In this case the translator shall be appointed by the arbitral tribunal and any party shall have the right to participate in such examinations and cross-examinations accompanied by a translator hired by such party. Each party shall bear its own costs in connection with such arbitration, unless the arbitrators determine otherwise.

The arbitration tribunal shall consist of three arbitrators from the following list to be appointed in the same order of this list.

List of Arbitrators:

1.- Luis Bezanilla Mena

2.- José Domingo Eluchans Urenda

3.- Juan Luis Ossa Bulnes

4.- Fernando Barros Tocornal

5.- Alfredo Alcaíno de Esteve

6.- Carlos Alberto Orrego Gamboa

7.- Ricardo Peralta Valenzuela

8.- José Tomás Errázuriz Grez

9.- Arturo Alessandri Cohn

10.- Juan Francisco Gutiérrez Irarrázaval

11.- Juan Eduardo Palma Jara

If it has turned to be impossible to appoint 3 arbitrators from the list, the parties shall agree on the name(s) of the missing arbitrator(s). If the parties cannot agree on the name of the arbitrators needed to complete the three member panel within 15 days as of the date the last arbitrator of the list refused or is evidenced that cannot

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assume the position, then the ICC shall appoint enough arbitrators to complete the 3 member panel.

The arbitration shall be conducted in the city of Santiago, Chile, or such other place as is unanimously agreed in writing by the parties to the arbitration. The arbitrators shall act as árbitros mixtos. Consequently, and as this Agreement is governed by the laws of the Republic of Chile, any Dispute existing between the parties shall be settled under such laws, with the exception of the procedural provisions contained in the ICC’s Rules, if such rules are to be used under this clause, which provisions shall be applied.

Any decision or award of the arbitration tribunal shall be final and binding upon the parties to the arbitration proceeding. Any rights to appeal or to review of such award by any court or tribunal are hereby waived, to the extend permitted by law. The arbitration award may be enforced against the parties to the arbitration proceeding or their assets wherever they may be found and judgment upon the arbitration award may be entered in any court having jurisdiction thereof.

           IN WITNESS WHEREOF, each party hereto has signed this Agreement, or caused its duly authorized officer to sign this Agreement, as of the date first above written.

Pacific Atlantic Trading Corporation Inc. By:	/s/ Roberto Guzmán Lyon

Name: Roberto Guzmán Lyon Title: Attorney-in-fact

SQ Grand Cayman Corp. By:	/s/ Roberto Guzmán Lyon

Name: Roberto Guzmán Lyon Title: Attorney-in-fact

Inversiones SQ Holding S.A. By:	/s/ Roberto Guzmán Lyon

Name: Roberto Guzmán Lyon Title: Attorney-in-fact

Roberto Guzmán Lyon:	/s/ Roberto Guzmán Lyon

Norsk Hydro ASA By:	/s/ Kendrick T. Wallace

Name: Kendrick T. Wallace Title: Attorney-in-fact

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ANNEX AND SCHEDULES LIST.

Annex I.A (i)	Copy of the SQNH Loan
Annex I.A (ii)	Copy of the Amendment of the PC Loan
Annex I.B (i)	Julio Ponce Personal Guarantee to secure Patco’s obligations.
Annex I.B. (iii)	Form of NG Stock Purchase Agreement to be entered between SQNH and SQH in respect of all the shares of NG owned by SQH.
Annex I.B (iv)	Copy of the NG Pledge.
Annex I.B (v)	Shareholders Agreement between SQH and Hydro Holland.
Annex I.B (vi)	SQNH Pledge. Pledge over shares of SQHN that will be granted by SQH in favor of Hydro.
Annex 2.2. (b)	Minutes of the Extraordinary Shareholders Meeting of SQHN approving a capital increase.
Annex 2.3	Form of SQNH Loan.
Annex 2.5 (b)	Amount of debts owed by SQH to certain creditors for a total of USD10,5 millon.
Annex 2.6 (b)	Amounts of the capital increases of NG, OB, PC that will be agreed by its respective Board of Directors and Shareholders.
Annex 2.6 (c)	List of Debts owed by NG, OB and PC that shall be paid with the proceed received as consequence of the capital increase before mentioned.
Schedule 3.3 (iv)	By laws of the Companies SQHN, NG, OB, PCOS and PC
Schedule 3.3. (vii)	Liens over shares of SQNH owned by SQH; of NG owned by SQNH; of OB owned by NG, of PC owned by OB; of SQM owned by PC, of CSSA owned by NG, of CISA owned by PC, and of Florencia owned by PC.
Schedule 3.7 (a)	Authorized capital of SQNH, NG, OB, PCOS and PC.
Schedule 3.7 (b)	Liens over shares of SQNH, NG, OB, PCOS and PC.
Schedule 3.9	Debt Structure of SQNH, NG, OB, PCOS and PC and their subsidiaries as of September 31, 2001
Schedule 3.10	Exceptions regarding the conduction of the business according to their ordinary course respect to SQNH, NG, OB, PCOS and PC, since May 21, 2001.
Schedule 3.12	List of Liens over assets of the SQNH, NG, OB, PCOS and PC.
Schedule 3.14 (a)	List of Material contracts to which SQNH, NG, OB, PCOS and PC are parties.
Annex VII (c)	Escrow Agreement that will be granted by Patco in favor of Hydro regarding the delivered from Patco to a Notary Public of an amount of USD1,000,000.